Exhibit 99.1

Purple Biotech Reports Fourth Quarter and Full-Year 2023 Financial Results

REHOVOT, Israel, March 5, 2024 -- Purple Biotech Ltd. (“Purple Biotech” or “the Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class therapies that harness the power of the tumor microenvironment to overcome tumor immune evasion and drug resistance, today announced financial results for the fourth quarter and full year ended December 31, 2023.

“Our two lead oncology candidates, CM24 and NT219, designed to overcome tumor immune evasion, made significant clinical progress over the past year in difficult to treat indications, positioning them well as potential second line treatments in pancreatic and head and neck cancer. The acquisition last year of our conditionally activated T cells and NK cell engagers platform strongly positions us with a very promising and differentiated approach to cancer treatment, as multi-specifics have garnered increasing industry attention. We look ahead to key data read outs in 2024, backed by a cash runway to take us well into the first half of 2025,” stated Gil Efron, Chief Executive Officer of Purple Biotech.

2023 and Recent Clinical & Corporate Highlights:

●	CM24 as 2nd Line Treatment for Pancreatic Ductal Adenocarcinoma (PDAC) Data Upcoming

o	Phase 2 PDAC study completed enrollment ahead of schedule in 2023

o	Interim data expected H1 2024 and topline data expected H2 2024

o	CM24 biomarker data presented at AACR support PDAC indication

The Company’s Phase 2 study for CM24, a multi-functional immune checkpoint inhibitor, dosed its first PDAC patient in February 2023 and completed enrollment of approximately 60 patients ahead of schedule in December of 2023 through 18 centers in the U.S., Spain and Israel. The Phase 2 study (NCT04731467) is evaluating CM24 in combination with Bristol Myers Squibb’s nivolumab plus chemotherapy in PDAC patients as a second line treatment as compared to standard of care chemotherapy alone.

The primary endpoint is overall survival (OS). Interim data are expected in H1 2024, with topline data expected to follow in H2 2024.

At the American Association for Cancer Research (AACR) Special Conference on pancreatic cancer, Purple Biotech presented new potential PDAC biomarker data for CM24. The data showed potential association of a high expression of CEACAM1 on tumor infiltrating lymphocytes, CM24’s target, with treatment outcomes and decrease in Neutrophil Extracellular Traps (NETs) marker following treatment with CM24, in PDAC patients. This demonstrated the potential of CM24’s novel mechanism of action (MOA) in treating pancreatic cancer.

●	NT219 as 2nd Line Treatment for Recurrent and/or Metastatic Squamous Cell Carcinoma of the Head and Neck (R/M SCCHN) Phase 2 is Planned

o	R/M SCCHN positive results reported at ESMO-TAT Congress 2024 from Phase 1 study demonstrating NT219 activity and safety profile

o	Recommended Phase 2 Dose achieved; Phase 2 study is planned to commence in H1 2024

o	Preclinical data reported at AACR supports synergy with checkpoint inhibitors

In a Phase 1 dose escalation study (NCT04474470) of NT219, a first-in-class small molecule dual inhibitor of IRS 1/2 and STAT3, Purple Biotech determined 100mg/kg as the recommended Phase 2 dose for NT219 in combination with Erbitux® (cetuximab) in the treatment of R/M SCCHN. Detailed results from the study were presented at the European Society of Medical Oncology Targeted Anticancer Therapies (ESMO TAT) Congress 2024 in Paris. Safety profile was well tolerated and manageable. Of the 7 evaluable R/M SCCHN patients treated at the highest doses of 50 and 100mg/kg, the tumor objective response rate (ORR) was 29% and the disease control rate (DCR) was 71%, both highly encouraging results. Median follow-up across all dose levels was 9.4 months as of the cutoff date (95% CI: 3.4-10.0, 8 out of 15 patients remaining in follow up).

A Phase 2 study of NT219 in combination with cetuximab as a second line treatment for R/M SCCHN is planned to commence in H1 2024. The Company is supported by its newly formed Head and Neck Cancer Scientific Advisory Board, which provided us their guidance on clinical studies for NT219 in combination with cetuximab as a second line treatment and potentially in combination with a PD1 inhibitor as a first line treatment.

At the AACR Annual Meeting 2023 in Orlando, Florida, results presented from a preclinical study demonstrated the potential of NT219 to work synergistically with either anti-PD1 or anti-CTLA4 drugs to reprogram the immune profile in the tumor microenvironment and convert resistant tumors to responders. The study was led by researchers at The University of Texas MD Anderson Cancer Center.

●	Tri-Specific Conditionally Activated Immuno-Engagers Oncology Platform Acquired

o	First asset expected to be IND ready in approximately two years

o	Lead tribody target 5T4 is highly expressed in multiple cancers

o	Preclinical data validate cancer cell killing effect

In February 2023, Purple Biotech acquired a platform of conditionally activated T cell and NK cell engagers that selectively activate immune response within the tumor microenvironment. The platform’s lead tribody in development, IM1240, which is expected to be ready for an Investigational New Drug (IND) filing with the U.S. Food and Drug Administration in approximately two years, targets the antigen 5T4 to induce a strong immune system response against cancer cells. 5T4 is highly expressed on certain tumors and correlates with poor prognosis.

Financial Results for the Year Ended December 31, 2023

Research and Development Expenses were $17 million, an increase of $0.7 million, or 4.3%, compared to $16.3 million in 2022. The increase was mainly due to expenses related to the ongoing NT219 and CM24 clinical trials, including chemistry, manufacturing and controls (CMC) expenses.

Selling, General and Administrative Expenses were $5.2 million, compared to $6.3 million in 2022, a decrease of $1.1 million mainly due to a decrease in salary, insurance and share based payment expenses.

Operating Loss was $22.3 million, a decrease of $0.3 million, or 1.3%, compared to $22.6 million 2022. The decrease was mainly due to the decrease in selling, general and administrative expenses offset by the increase in research and development expenses.

Finance income for 2023 was $2.3 million, an increase of $1.5 million, or 188%, compared to $0.8 million in 2022. The increase was mainly due to the change in the fair value valuation of warrants.

On a non-IFRS basis (as reconciled below), adjusted operating loss was $20.4 million, an increase of $0.2 million, compared to $20.2 million in 2022, mainly due to the increased operating loss of $0.3 million offset by decrease in share based payment expenses of $0.5 million.

Net Loss for 2023 was $20 million, or $0.90 per basic and diluted share, compared to a net loss of $21.8 million, or $1.20 per basic and diluted share, in 2022. The decrease in net loss was mainly due to the increase in finance income and decrease in selling, general and administrative expenses. Adjusted net loss for 2023 was $22.1 million, an increase from $19.6 million in the full year of 2022.

As of December 31, 2023, Purple Biotech had cash and cash equivalents and short-term deposits of $15.3 million, compared to $31.7 million on December 31, 2022. This cash position provides a cash runway into the first half of 2025.

During the year ended December 31, 2023, the Company sold, under the Open Market Sale Agreement with Jefferies LLC, approximately 1,044,000 ADSs, at an average price of $1.63 per ADS. Net proceeds to the Company were approximately $1.5 million, net of issuance expenses.

Financial Results for the Three Months Ended December 31, 2023

Research and Development Expenses were $5.2 million, an increase of $0.4 million, or 8.3%, compared to $4.8 million in the same period of 2022. The increase was mainly due to expenses related to the CM24 and NT219 clinical trials.

Selling, General and Administrative Expenses were $1 million, compared to $1.8 million in the same period of 2022, a decrease of $0.8 million, mainly due to salary and share based payment expenses.

Operating Loss was $6.3 million, a decrease of $0.3 million, or 4.5%, compared to $6.6 million in the same period of 2022.

On a non-IFRS basis (as reconciled below), adjusted operating loss was $6.0 million, an increase of $0.2 million, compared to $5.8 million in the same period of 2022, mainly due to an increase in research and development expenses.

Finance income for the three months ended December 31, 2023 was $1.4 million, an increase of $0.8 million, or 133%, compared to $0.6 million in the same period of 2022. The increase was mainly due to the change in the fair value evaluation of warrants.

Net Loss for the three months ended December 31, 2023 was $4.9 million, or $0.19 per basic and diluted share, compared to a net loss of $6.0 million, or $0.33 per basic and diluted, in the three months ended December 31, 2022. The decrease in net loss was mainly due to an increase in financial income from financial instruments.

Adjusted net loss for the three months ended December 31, 2023 was $8.1 million, an increase from $5.4 million in the same period of 2022.

Non-IFRS Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with International Financial Reporting Standards ("IFRS"), including adjusted operating loss and adjusted net loss. These non-IFRS measures are not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies. Adjusted operating loss and adjusted net loss adjust for share-based compensation expenses. The Company's management and board of directors utilize these non-IFRS financial measures to evaluate the Company's performance. The Company provides these non- IFRS measures of the Company's performance to investors because its management believes that these non- IFRS financial measures, when viewed with the Company's results under IFRS and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non- IFRS measures are not measures of financial performance under IFRS and, accordingly, should not be considered as alternatives to IFRS measures as indicators of operating performance. Further, these non-IFRS measures should not be considered measures of the Company's liquidity. A reconciliation of certain IFRS to non-IFRS financial measures has been provided in the tables included in this press release.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219, CM24 and IM1240. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. A Phase 1 dose escalation study is being concluded and a phase 2 study of NT219 at its recommended Phase 2 level in combination with cetuximab in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer (SCCHN) is planned. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement with Bristol Myers Squibb for the Phase 2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab in addition to chemotherapy. The Company is advancing a preclinical platform of conditionally-activated tri-specific antibodies that engage both T cells and NK cells to induce a strong, localized immune response within the tumor microenvironment. The cleavable capping technology confines the compound’s therapeutic activity to the local tumor microenvironment, and thereby potentially increases the anticipated therapeutic window in patients. The third arm of the antibody specifically targets the Tumor Associated Antigen (TAA). The technology presents a novel mechanism of action by unleashing both innate and adaptive immune systems to mount an optimal anti-tumor immune response. IM1240 is the platform’s lead tribody in development that targets 5T4 expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcomes. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and IM1240; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the impact of the economic, public health, political and security situation in Israel, the U.S. and other countries in which we may operate or obtain approvals for our products or our business, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2023 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:

Lior Fhima
Chief Financial Officer
IR@purple-biotech.com

Consolidated Statements of Financial Position as of December 31,

	2023	2022
	USD thousands	USD thousands

Assets
Cash and cash equivalents	14,489	15,030
Short term deposits	850	16,652
Other investments	73	431
Other current assets	376	1,143

Total current assets	15,788	33,256

Non-current assets
Right to use assets	316	467
Fixed assets, net	154	215
Intangible assets	28,044	20,684

Total non-current assets	28,514	21,366

Total assets	44,302	54,622

Liabilities
Current maturity of lease liability	188	194
Trade payable	3,532	2,132
Other payables	3,463	4,732

Total current liabilities	7,183	7,058

Non-current liabilities

Lease liability	163	321
Post-employment benefit liabilities	141	145
Warrants	2,518	-

Total non - current liabilities	2,822	466

Equity

Share capital, no par value	-	-
Share premium	133,184	126,407
Receipts on account of warrants	28,467	28,017
Capital reserve for share-based payments	10,088	10,164
Capital reserve from transactions with related parties	761	761
Capital reserve from hedging	19	(6)
Capital reserve from transactions with non-controlling interest	(859)	(859)
Accumulated loss	(137,453)	(117,573)

Equity attributable to owners of the Company	34,207	46,911
Non-controlling interests	90	187
Total equity	34,297	47,098

Total liabilities and equity	44,302	54,622

Consolidated Unaudited Statements of Operations

	For the year ended		For the three months ended
	December 31,		December 31,
	2023	2022	2023	2022
	USD thousands	USD thousands	USD thousands	USD thousands

Research and development expenses	17,034	16,320	5,242	4,820
Sales, general and administrative expenses	5,237	6,283	1,025	1,781

Operating loss	22,271	22,603	6,267	6,601

Changes in fair value of warrants	(3,497)		(3,497)
Finance expenses	2,195	67	2,089	18
Finance income	(992)	(910)	-	(576)

Finance (income) expense, net	(2,294)	(843)	(1,408)	(558)

Loss for the period	19,977	21,760	4,859	6,043

Other Comprehensive Loss:
Items that will be transferred to profit or loss:
Loss (profit) from cash flow hedges	(25)	(6)	(21)	11

Total comprehensive loss for the period	19,952	21,766	4,838	6,032

Loss attributable to:
Owners of the Company	19,880	21,668	4,828	6,011
Non-controlling interests	97	92	31	32

	19,977	21,760	4,859	6,043

Total comprehensive loss attributable to
Owners of the Company	19,855	21,674	4,807	6,000
Non-controlling interests	97	92	31	32
	19,952	21,766	4,838	6,032

Loss per share data
Continuing operations
Basic and diluted loss per ADS - USD	0.90	1.20	0.19	0.33

Number of ADSs used in calculation	22,133,294	18,081,087	25,789,760	18,389,230

Purple Biotech Ltd.

Consolidated Unaudited Statements of Cash Flow

	For the year ended		For the three months ended
	December 31,		December 31,
	2023	2022	2023	2022
	USD thousands	USD thousands	USD thousands	USD thousands

Cash flows from operating activities:
Loss for the period from continuing operation	(19,977)	(21,760)	(4,859)	(6,043)

Adjustments:
Depreciation	197	201	48	50
Finance expense (income), net	(2,294)	(843)	(1,408)	(558)
Share-based payments	1,875	2,412	181	839

	(20,199)	(19,990)	(6,038)	(5,712)

Changes in assets and liabilities:
Changes in other current assets	178	313	(41)	437
Changes in accounts payable	1,334	799	919	(735)
Changes in other payables	(1,076)	2,132	179	1,637
Changes in post-employment benefit liabilities	(162)	11	(1)	159

	274	3,255	1,056	1,498

Net cash used in operating activities	(19,925)	(16,735)	(4,982)	(4,214)

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	(3,549)	-	-
Proceed from other investment	875	-	-
Acquisition of intangible asset	-	(202)	-	-
Decrease (increase) in short term deposits	15,803	19,658	(6)
Decrease in long terms deposits	-	160	-	7,999
Interest received	755	324	80	-
Acquisition of fixed assets	(3)	(26)	-	-

Net cash provided by investing activities	13,881	19,914	74	7,999

Cash flows from financing activities:
Proceeds from issuance of ADSs	1,563	1,498	4	186
ADS issuance expenses paid	(229)	(152)	(41)	(38)
Proceeds from issuance of ADSs, warrants and prefunded warrants	5,000	-	5,000	-
Warrants issuance expenses paid	(661)	-	(661)
Repayment of lease liability	(168)	(165)	(42)	(41)
Interest paid	(56)	(67)	(14)	(18)

Net cash provided by financing activities	5,449	1,114	4,246	89

Net increase (decrease) in cash and cash equivalents	(595)	4,293	(662)	3,874
Cash and cash equivalents at the beginning of the period	15,030	10,890	15,104	11,074
Effect of translation adjustments on cash and equivalents	54	(153)	47	82

Cash and cash equivalents at end of the period	14,489	15,030	14,489	15,030

Purple Biotech Ltd.

Reconciliation of Non-IFRS financial Results

Reconciliation of Adjusted Operating Loss

	For the year ended		For the three months ended
	December 31,		December 31,
	2023	2022	2023	2022
	USD thousands	USD thousands	USD thousands	USD thousands

Operating loss for the year	22,271	22,603	6,267	6,601
Less ESOP expenses	(1,875)	(2,412)	(181)	(839)

	20,396	20,191	6,086	5,762

Reconciliation of Adjusted Net Loss

	For the year ended		For the three months ended
	December 31,		December 31,
	2023	2022	2023	2022
	USD thousands	USD thousands	USD thousands	USD thousands

Net loss for the year	19,977	21,760	4,859	6,043
Less ESOP expenses	(1,875)	(2,412)	(181)	(839)
Less finance income from financial instruments	4,014	244	3,432	244

	22,116	19,592	8,110	5,448